Exhibit (a)(4)

Due Diligence Officers Only – Not for Distribution to Clients

April [•], 2011

Dear Due Diligence Officer:

On March 23, 2011, MacKenzie Patterson Fuller, LP (“MacKenzie”), offered to purchase up to 2,000,000 shares of Cornerstone Core Properties REIT, Inc. (“Cornerstone”) common stock at a purchase price of $1 per share. The tender offer, its withdrawal rights, and proration period will expire at 11:59 p.m., Pacific Time, on May 6, 2011.

On April 1, 2011, the Cornerstone Board of Directors filed a response in the form of a Schedule 14D-9 and letter to stockholders. The Board of Directors has carefully evaluated the terms of the MacKenzie offer and unanimously recommends that stockholders reject it and not tender their shares. Please click on the links below to access these documents.

[INSERT LINK TO 14D-9]                                                      [INSERT LINK TO STOCKHOLDER LETTER]

Should you have any questions about this matter, please call Vince Finnegan  at 949-648-4620 or send an e-mail to vfinnegan@crefunds.com.

Sincerely,

/s/ Terry G. Roussel

President
Cornerstone Realty Advisors, LLC

Cornerstone Core Properties REIT, Inc. is affiliated with Cornerstone Realty Advisors, LLC and
Pacific Cornerstone Capital, Inc. – Distributor – Member FINRA/SIPC.